EXHIBIT A

      THIS EXHIBIT A, dated as of April 24, 2014, is Exhibit A to that certain Administration and Accounting Services Agreement dated as of April 11, 2012 between BNY Mellon Investment Servicing (US) Inc. and First Trust Variable Insurance Trust.

                                   Portfolios

 First Trust/Dow Jones Dividend & Income Allocation Portfolio (April 11, 2012)
          First Trust Multi Income Allocation Portfolio (May 1, 2014)